UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PALMDALE EXECUTIVE HOMES, CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

69674R 10 0
(CUSIP Number)

Santiago Medina
Telephone: 09 574 2687327
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Santiago Medina
2	Check the Appropriate Box if a Member of a Group
(a)☐
(b)☐
3	SEC Use Only

4	Source of Funds

PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Columbia
Number of Shares Bene- Ficially Owned by Each Reporting Person With	7	Sole Voting Power (see Item 3 and Item 5 below)

2,360,000 shares of Common Stock
	8	Shares Voting Power

0
	9	Sole Dispositive Power

2,360,000 shares of Common Stock
	10	Shared Dispositive Power

N/A
11	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)

2,360,000 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)

66%
14	Type of Reporting Person

IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Palmdale Executive Homes, Corp. (the “Company”), par value of $0.001.  The principal executive offices of the Company are located at 6767 W. Tropicana Ave., Suite 207, Las Vegas, NV, 89103.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Santiago Medina.  Mr. Medina’s address is Calle 16 No.28-40, Variente, Las Palmas, Medellin, Columbia, C007-06. Mr. Medina is the President and Treasurer of the Company.  From 2002 to 2003, Mr. Medina was an assistant geologist at Comisión de Fomento Minero (COFOMI) in Mexico. Since 2003 Mr. Medina has worked as a mining consultant and exploration manager for numerous mining companies on advanced exploration projects. Mr. Medina received his Master in Science, Geology from the Instituto Tecnológico y de Estudios Superiores de Monterrey in Monterrey, Mexico in 2002.

(d)-(e)  During the last five years, Mr. Medina: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Medina is a citizen of Columbia.

Item 3. Source of Amount of Funds or Other Compensation

On April 22, 2011, Mr. Medina purchased 2, 360,000 shares of common stock of the Company from Tricia A. Nickson in a private transaction in consideration for $500,000 cash from his personal funds. On May 17 , 2012 the shares were transferred into the name of Mr. Medina.

Item 4. Purpose of Transaction

Mr. Medina acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Medina may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Medina also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Medina does not have any immediate plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Medina beneficially owns 2,360,000 shares of Common Stock, representing 66% of the Company’s currently outstanding shares, based on 3,561,000 shares of the Company’s common stock outstanding as of the date of this report.

(b)	Mr. Medina holds the rights to vote 2,360,000 shares of Common Stock, representing 66% of the Company’s currently outstanding shares.

(c)	See Item 3 above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 2,360,000 shares of Common Stock, beneficially owned by Mr. Medina.

(e)	N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2012

By:	/s/ Santiago Medina
Santiago Medina